Exhibit 99.1

MegaWest Energy Corp.
Management Discussion and Analysis as of August 28, 2008
(in Canadian dollars unless otherwise indicated)

MANGAGEMENT DISCUSSION AND ANALYSIS as of August 28, 2008

Management’s discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for MegaWest Energy Corp (“MegaWest” or the “Company”).  It should be read in conjunction with the annual consolidated financial statements for the year ended April 30, 2008 and 2007 and the related notes thereto, prepared in accordance with Canadian generally accepted accounting principles.

NATURE OF BUSINESS

MegaWest is a non-conventional oil company with emphasis on North American heavy oil projects.  The MegaWest has operatorship of, and owns or has the right to earn a majority interest in, over 146,000 gross acres of prospective oil and gas leases in Missouri, Kansas, Kentucky, Montana, and Texas and is continuing to seek additional oil and gas properties to add to its portfolio. MegaWest is incorporated in Alberta whose shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”) under the symbol “MGWSF”.

HIGHLIGHTS

The Company achieved a number of milestones and significant events, including:

▪	Increased Company acreage by 108%, to 146,000 gross acres since last fiscal year end.
▪
Demonstrated oil production from our Chetopa, Kansas pre-commercial project that yielded over 11,500 barrels of oil sales with field gate pricing in excess of 80% of West Texas Intermediate (WTI) posted price;

▪	Drilled 72 exploration and delineation wells at Missouri, Kentucky and Texas with an 67% success rate;
▪	Drilled 120 development, service and observation wells at Missouri with a 100% success rate;
▪	Constructed, commissioned and in August 2008 commenced oil sales from the 500 bopd[1] Marmaton River project in Missouri;
▪	Completed drilling and made significant progress on construction of our second 500 bopd project in Missouri, Grassy Creek;
▪	Acquired the Teton, Loma and Devils Basin prospects in Montana totaling 42,650 gross unproved acres;
▪	Independent reserves and resource evaluation was completed to confirm oil prospectivity on the Company’s lands in Missouri, Kansas and Kentucky; and
▪	Completed a $16,050,000 equity private placement of 26,750,000 common shares to fund capital activities for the remainder of calendar 2008.

RESULTS OF OPERATIONS
Operational and Project Review

MegaWest’s strategy is to evaluate, enhance and exploit each project and prospect through:

▪	geoscience and engineering analysis to validate each project and identify technologies which may result in economic recovery;
▪	field work including seismic, drilling and operation of pilot projects to corroborate engineering and geoscience analysis, resulting in a commercial project design and development plan; and
▪	engage an independent third-party to establish the value of commercial reserves, leading to funding and execution of the commercial development plan, farm-out, or sale.

1
Barrels of oil per day. Barrel of oil equivalent (“boe”) amounts may be misleading particularly if used in isolation.  All boe conversions in this release are calculated using a conversion of six thousand cubic feet on natural gas to one barrel of oil (6mcf=1bbl), and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

MegaWest Energy Corp.
Management Discussion and Analysis as of August 28, 2008
(in Canadian dollars unless otherwise indicated)

RESULTS OF OPERATIONS - continued

The objectives of the Company’s fiscal 2008 budget were to establish reserves and demonstrate commercial feasibility through delineation drilling and the completion of a thermal pilot or enhanced recovery production tests.  To date, MegaWest has identified significant resource potential on part of its lands through delineation drilling and analysis, which has been confirmed through the results of an independent reserves and resource report, announced on August 14, 2008.  In addition, MegaWest has demonstrated oil production at its pre-commercial Chetopa project, has recently sold first oil from its Marmaton River, Missouri project, and is midway through construction and has completed drilling on its Grassy Creek, Missouri project.

Missouri

The Missouri lease holdings include a 100 percent interest in 32,909 gross unproved acres of land.  The Company has drilled 38 exploration/delineation wells (drill, log and abandon) with a 66% success rate and completed 120 development, service and observation wells with a 100% success rate to date.

The Marmaton River project area spans 215 gross acres and comprises 13 steam injection wells, 40 producing wells, one water source well and one water disposal well on approximately 10 acres.  A steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day has been constructed on site.  Commissioning and start up of the facility was completed on March 16, 2008 when steam injection commenced.  First oil sales from the project occurred on August 4, 2008 and daily production levels are increasing.  The remaining project acreage will be drilled in approximately 10 acre increments in future years to extend the project life and maintain the target production plateau.  Drilling of 10 injection wells and 24 production wells on approximately 10 additional adjacent acres is underway.

The Company is midway through construction of a second project, Grassy Creek, comprising 46 production wells, 15 injection wells, 2 observation wells and 2 service wells on approximately 15 acres. The total leased area of the project is 320 gross acres.  To date, construction of the Grassy Creek facilities is estimated to be 50% complete and drilling of the project wells is completed.  The Company intends to complete the construction and commence injection of steam by the fourth calendar quarter of 2008.  This project will have a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day.  Ongoing drilling is planned to maintain this project at target production rates.

Subject to exploration success, it is anticipated that up to 14 additional projects of similar design may be drilled and constructed on the Missouri lease holdings.

Kansas

The Chetopa project is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The project includes certain oil and gas equipment and a 100 percent interest in two oil and gas leases covering 392 gross unproved acres.  On 15 of these acres are 20 steam injector wells, 33 producer wells and a water well which had been previously drilled, completed, equipped and tied in for production. A tank battery, steam generator and two transfer stations are also in place on the property. The Company is continuing to optimize the recovery process on the initial 15 acre development, and over 11,500 barrels of oil have been trucked and sold to the Coffeyville refinery located twenty miles west of Chetopa.  To date, the price received for the oil produced from the project has been over 80 percent of the benchmark price of WTI.

The Chetopa project was originally purchased to acquire the surface equipment and steam generator at a discount for use in Missouri.  However, the Company elected to refurbish the facilities and on June 13, 2007, the first truckload of oil was shipped from the facility.  Substantial downtime has been experienced with the equipment and the Company has budgeted funds for equipment upgrading during 2009.  The Company plans to drill five exploration wells around the Chetopa project, further evaluate the application of alternate recovery technologies to the reservoir and then decide if additional acreage will be acquired and developed. To date, the Chetopa project has been assigned a non-substantive amount of proved reserves.

MegaWest Energy Corp.
Management Discussion and Analysis as of August 28, 2008
(in Canadian dollars unless otherwise indicated)

RESULTS OF OPERATIONS - continued

The Company is obligated to pay a net revenue interest up to a maximum of US$750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after MegaWest recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues. As at April 30, 2008, no net revenue interest has been paid as the Company has not yet recovered its capital and operating costs.

Kentucky

The Kentucky lease holdings include a 62.5 percent working interest in the shallow rights (above the Beech Creek limestone formation) and an additional 37.5 percent working interest in the deep rights on 36,008 gross unproved acres in Kentucky.

The Company is committed to fund a work program covering the first US$15,000,000 of exploration, testing and development expenditures on the leases aimed at proving the commercial recovery of the potential oil contained in the leases.  MegaWest drilled eight exploration wells at various strategic locations on the Kentucky Reserves lands in fiscal 2008.  The result of this drilling program was confirmation of the commercial prospectivity of three Mississippian heavy oil pay zones found at depths of 200-600 feet from surface.  A number of potential project locations have been indentified, and the first location has been appraised with four delineation wells.  A steam drive enhanced recovery project has been designed and applications have been submitted for this location.  Purchasing and construction of long lead items is underway and drilling is expected to commence in the third calendar quarter of 2008, with planned commissioning in the late fourth calendar quarter of 2008 or early 2009.

In the event MegaWest does not complete the US$15,000,000 work program by October 2009, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner.  To April 30, 2008, the Company had spent $2,967,078 towards this commitment.

Montana

The Montana lease holdings include 42,560 gross unproved acres in Montana covering three prospects, Teton, Loma and Devils Basin.  At Teton and Loma, the Company has a 40 percent working interest and can earn an additional 20 percent working interest on certain leases (60 percent overall) by carrying its working interest partner through the first U.S.$2.5 million of work.  Acquisition of new 2D seismic over the existing Teton and Loma prospects has recently been completed and processing is underway. Interpretation of this seismic may lead to the drilling of a number of wells beginning in the 4th quarter of calendar 2008 to test these prospects. At Teton, MegaWest is targeting a heavy oil reservoir, which if successful, may ultimately be developed through the application of SAGD, steam drive or cyclic steam stimulation. At Loma, MegaWest is targeting a light oil reservoir.

In addition, MegaWest and its working interest partner have established a regional Area of Mutual Interest (“AMI”) covering approximately 1,000,000 acres that shall remain active until October 2009. The interest in the AMI shall be divided 65 percent to MegaWest and 35 percent to its partner.  MegaWest shall pay for the lease acquisition, initial geological and geophysical activity, drilling and completing of all wells, if any, comprising an agreed upon initial work program for each new prospect within the AMI and shall receive 100 percent payout of all such costs and expenses incurred for each such prospect prior to its partner receiving its share.

The Devils Basin prospect was acquired on July 31, 2008.  Upon completion of acquisition earning ($105,000 cash, 100,000 shares of MegaWest and a carry of its partners 25 percent working interest cost on the first well), MegaWest will own a 75 percent working interest of the 4,990 acre prospect. The acreage includes demonstrated light oil production from the Heath Shale from vertical wells. Seismic will be used to identify prospective drill locations and MegaWest plans to test the prospect with a horizontal well.

MegaWest Energy Corp.
Management Discussion and Analysis as of August 28, 2008
(in Canadian dollars unless otherwise indicated)

RESULTS OF OPERATIONS - continued

Texas

As of April 30, 2008, the Company’s interest in the project consists of 33,963 gross unproved acres in Edwards County, Texas. Pursuant to earn-in agreements the Company may earn up to a 66.67 percent working interest in all leased acreage.  Included in the total undeveloped acres are 20,600 acres in which the Company has already earned a 50 percent working interest.

The Company has completed a geological study of the project. This included compilation and evaluation of all available data, the conversion of all available logs to digital form, well curve editing and correction after digitizing, and the organization of well logs and all historical drilling, completion and core data into a structured database. Seven exploration wells were drilled during fiscal 2008 and four of these wells were cased.  Subsequent to April 30, 2008, testing of prospective gas zones on these wells had been completed and the results showed non-economic amounts of gas.  Although a number of the exploration wells encountered hydrocarbon bearing formations, the Company plans to focus its resources in areas with more attractive economics and as a result, as at April 30, 2008, the Company had recorded an impairment charge in the statement of operations of $5,891,223 against the project.  The Company will undertake a review of strategic alternatives related to this project.

Outlook

During the remainder of calendar 2008 and first half of calendar 2009, MegaWest plans to continue to execute its business plan of creating shareholder value by establishing commercial production and cashflow in its core areas of Missouri, Kansas and Kentucky, converting its resource base to reserves and continuing to explore its prospects.  This will include the following milestones and objectives:

▪
completing the construction and commissioning of the Grassy Creek project, which will give MegaWest 1,000 bopd of production capacity from its two Missouri projects, with the expectation that actual production will increase to the target production plateau over the next year;

▪	constructing and commissioning a 500 bopd capacity heavy oil project in Kentucky;
▪	indentifying additional heavy oil project locations in its core areas, with the goal to construct and commission two to four additional projects next year;
▪	further well delineation and evaluation of alternative recovery technologies at the Chetopa Kansas project;
▪	securing the long-lead items for future projects; and
▪	test high impact exploration opportunities on the Company’s acreage.

Financial Review

MegaWest reported a net loss of $17,903,023, ($0.23) per share basic and diluted, for the year ended April 30, 2008, compared with a net loss of $6,893,052, ($0.31) per share, for the year ended April 30, 2007.  The loss for the 2008 period was mainly attributable to general and administrative expenses of $5,973,385, the impairment of Texas oil and gas assets of $5,891,223, a non-cash financing cost of $2,466,000 (due to the extension of the term of the warrants), a write-down on marketable securities of $2,094,000, and foreign exchange loss of $1,935,473 on the translation of U.S. dollar cash balances translated to Canadian dollars.

General and administrative expenses for the year ended April 30, 2008 totaled $5,973,385 net of $1,422,233 capitalized to oil and gas assets.  During the year ended April 30, 2007 the Company incurred general and administrative expenses of $5,523,694, net of $176,600 capitalized to oil and gas assets. General and administrative expense includes stock-based compensation, salary and benefits, professional fees, investor relations, office and operations and information technology, as summarized in the table below.

MegaWest Energy Corp.
Management Discussion and Analysis as of August 28, 2008
(in Canadian dollars unless otherwise indicated)

RESULTS OF OPERATIONS - continued

	Years Ended April 30
	2008	2007
Stock-based compensation:
Stock options	$1,065,860	$1,863,448
Shares to be issued for services	806,000	-
Shares issued for services	394,900	434,900
Consulting warrants	-	1,600,800
Less: capitalized portion	(360,880)	-
	1,905,880	3,899,148

Salaries and benefits	2,703,669	1,171,885
Professional fees	720,248	229,111
Investor relations	627,091	100,097
Office and operations	936,734	272,952
Information technology	141,126	27,101
Less: capitalized portion	(1,061,353)	(176,600)
	4,067,515	1,624,546

	$5,973,395	$5,523,694

Stock–based compensation expense of $2,266,760 (2007 - $3,899,148) was recorded for the year ended April 30, 2008.  Stock-based compensation expense is comprised of $1,065,860 (2007 - $1,863,448) attributable to the cost associated with granting stock options to new employees and consultants, $806,000 (2007 - $nil) attributable to shares issued as consideration for employee bonuses, $394,900 (2007 – $434,900) attributable to the cost associated with issuing shares for consulting services and nil (2007 - $1,600,800) attributable to the cost associated with issuance of warrants to various investor relations consultants.  The overall decrease in stock-based compensation is primarily due to fewer stock option and warrant grants in 2008 compared to 2007.

Salary and benefit costs of $2,703,669 (2007 - $1,171,885) was recorded during the year ended April 30, 2008.  The increase in salary and benefit costs in 2008 is due to higher staff levels and the Company operating for the entire fiscal year, whereas in 2007 the Company was in operation for less than six months as an oil and gas company.

Professional fees totaled $720,248 (2007 - $229,111) and consist of legal, audit, accounting and tax advisory and primarily related to filing registration documents with the Securities and Exchange Commission (SEC) during the year and the Company being in operation for the entire fiscal year in 2008.

Investor relation expenses of $627,091 (2007 - $100,097) for the year ended April 30, 2008 and were incurred in an effort to raise investor awareness of the Company.

Office and operations costs during the year ended April 30, 2008 totaled $936,734 (2007 - $272,952) and are primarily made up of office rent and supplies, license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.

Information technology costs during the year ended April 30, 2008 totaled $141,126 (2007 – $27,101) and mainly consists of software license and maintenance fees.

The impairment of Texas oil and gas assets of $5,891,223 was recorded during the fourth quarter of 2008 upon the completion of drilling, testing and geological analysis.

The foreign exchange loss for the year ended April 30, 2008 resulted primarily from the translation of our U.S. dollar denominated cash balances into our Canadian dollar functional currency.  The Canadian dollar increased in value compared to the U.S. dollar during the year. The Company has not entered into any hedging agreements, however the Company holds U.S. dollars to pay its U.S. denominated project costs.

MegaWest Energy Corp.
Management Discussion and Analysis as of August 28, 2008
(in Canadian dollars unless otherwise indicated)

RESULTS OF OPERATIONS - continued

Financing costs of $2,466,000 were recorded to reflect the incremental cost associated with extending the term of 18,682,623 common share purchase warrants by six months as calculated using the Black-Scholes option pricing model.

The write-down of marketable securities relates to the non-temporary decline in value of MegaWest’s investment in Energy Finders.

The Company had interest income of $712,763 for the year ended April 30, 2008 compared with $263,125 for the comparable period.  The increase in interest income for the 2008 period is related to interest earned on cash balances generated from private placements that raised an aggregate amount of U.S.$34,011,050 in the third and fourth fiscal quarters of 2007.

SELECTED ANNUAL INFORMATION

	2008	2007	2006
Interest Income	$712,763	$263,125	$-
Net Loss	$(17,903,023)	$(6,893,052)	$(222,945)
Net Loss per Common Share	$(0.23)	$(0.31)	$(0.04)
Total Assets	$48,555,322	$52,532,847	$31,440
Capital Stock(1)	$87,060,351	$66,955,725	$376,092
Number of Common Shares	95,131,666	72,436,050	6,337,500
Weighted Average Number Shares	79,413,793	22,102,129	6,337,500
Working Capital	$2,499,296	$28,152,901	$(139,422)
Long-Term Debt(2)	$-	$2,928,442	$-
Shareholders’ Equity (Deficiency in Assets)	$44,743,759	$48,148,521	$(129,422)

(1)	Includes share capital, warrants, contributed surplus and equity portions of convertible promissory notes and exchange shares.
(2)	Includes long-term liability portions of convertible promissory notes and exchange shares.

SUMMARY OF QUARTERLY RESULTS

	2008				2007
(000’s)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Interest income	$42	$140	$240	$291	$263	$-	$-	$-

Income (loss)	(8,813)	(4,481)	(2,231)	(2,378)	(3,560)	(3,276)	(34)	(23)
Income (loss) per share	(0.11)	(0.06)	(0.03)	(0.03)	(0.08)	(0.21)	(0.01)	(0.01)

Total Assets	48,555	55,674	57,167	49,584	52,533	149	136	136

In fourth quarter of 2008, the Company recorded an impairment charge on the Texas oil and gas asset cost pool of $5,891,223 based on the results of oil and gas activities.  This impairment charge, together with the recognition of a loss on marketable securities, is the primary reason for the increased net loss and decrease of total assets in the fourth quarter of 2008.

The increased net loss in the third quarter of 2008 is mainly attributable to financing cost due to the extension of the term of the private placement warrants and recognition of loss on marketable securities.

MegaWest Energy Corp.
Management Discussion and Analysis as of August 28, 2008
(in Canadian dollars unless otherwise indicated)

LIQUIDTY AND CAPITAL RESOURCES

As the Company’s projects are either exploration in nature or in early stages of development, and profitable oil and gas operations have not been attained, MegaWest anticipates spending its existing funds in the upcoming fiscal year to acquire, explore, appraise and develop oil and gas properties.  MegaWest will need additional financing to continue operations and fund its 2009 capital plan.  In addition, the ultimate development of MegaWest’s oil and gas projects, if assessed to be commercial, will require additional funding.  MegaWest’s future operations are dependent upon its ability to obtain additional financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt and or joint venture farmouts. The outcome of these matters cannot be predicted with certainty at this time.

Cash and Financial Conditions

MegaWest had working capital of $4,328,075 as at April 30, 2008 compared to working capital of $28,494,151 as at April 30, 2007.  Cash used in operating activities for the year ended April 30, 2008, totaled $3,709,747 on a $17,903,023 net loss for the period.

As at April 30, 2008, MegaWest had cash available of $5,617,892.  In addition, subsequent to April 30, 2008 the Company completed a private placement financing whereby gross proceeds of $16,050,000 were received on the issuance of 26,750,000 common shares.

Investing Activities

Cash used in investing activities was $18,490,624 for the year ended April 30, 2008 (2007 - $6,591,403) and included cash capital expenditures of $17,505,081 incurred on the Company’s oil and gas assets as follows:

▪	$2,033,306 on the Chetopa project for facility commissioning and completion;

▪	$6,232,784 in the Missouri area for lease acquisition, geological and geophysical activities and costs for the construction of the Marmaton River project;

▪	$2,845,169 in the Kentucky area for lease rentals, geological and geophysical activities and costs associated with a 12 well exploration and delineation drilling program;

▪	$5,071,927 on the Texas project for geological and geophysical activities and costs during the year associated with a seven well exploration program;

▪	$554,814 for lease acquisitions and geological and geophysical activities in the Montana area; and

▪	$767,081 for other expenditures on oil and gas and office equipment, including costs for the acquisition of used steam generators.

Financing Activities

Cash received from financing activities was $321,388 for the year ended April 30, 2008, and relates to the cash proceeds received on the exercise of stock options, warrants, and unit rights. Subsequent to April 30, 2008, the Company completed a private placement financing whereby gross proceeds of $16,050,000 were received on the issuance of 26,750,000 common shares.  The Company’s stock options, incentive warrants and consulting warrants have a cashless exercise feature and as a result, in the event of an exercise the Company may not receive any cash proceeds.  Cash received from financing activities during the year ended April 30, 2007 was $38,301,221 and related to proceeds from the private placement financings.

The Company’s debt obligations at April 30, 2008 consist of U.S.$1,700,000 convertible promissory notes, which  matured on June 20, 2008 and were converted into 7,412,559 common shares of the Company.

MegaWest Energy Corp.
Management Discussion and Analysis as of August 28, 2008
(in Canadian dollars unless otherwise indicated)

LIQUIDTY AND CAPITAL RESOURCES - continued

The Company’s shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”).  The number of outstanding shares and the number of shares that could be issued if all dilutive instruments are converted to shares at the following dates were:

	August 28, 2008	April 30, 2008

Common shares outstanding	132,919,472	95,131,666

Stock options (1)	11,484,500	9,650,000
Warrants
Private placement (2)	-	18,682,623
Incentive (3)	10,675,000	12,575,000
Consulting (4)	6,000,000	6,000,000
Acquisition (5)	250,000	250,000
Unit rights (6)	-	562,500
Convertible promissory notes (7)	-	7,356,000
Total potential shares	161,328,972	150,207,789

Notes:

(1)	Represents stock options to purchase common shares at prices from U.S.$0.10 to U.S.$2.25 per share, with expiry dates from March 15, 2008 through to March 15, 2012 and with various vesting terms.

(2)
Represented share purchase warrants issued in connection with our private placement offerings.  These warrants expired unexercised on July 5 and August 28, 2008, respectively.  Each whole share purchase warrant was exercisable into one common share at U.S.$1.00 and U.S.$1.30.

(3)	Represents warrants that entitle the holder to purchase common shares of the Company at a price of U.S.$0.10 per share until January 15, 2009.

(4)
Represents warrants granted to various investor relations and other contractors.  The consulting warrants are exercisable into one common share at an exercise price of U.S. $0.50 and expire on January 5, 2009.

(5)
Represent warrants granted as partial consideration for the acquisition of the Teton and Loma prospects in Montana.  Each warrant is exercisable into one common share at a price of U.S.$2.50 until April 24, 2009.

(6)
Represented rights to buy an additional 375,000 units under the same terms as the March 2007 private placement. These rights, including the underlying common share purchase warrants, expired on August 28, 2008.

(7)
Represents common shares that could have been issued from the conversion of the principal and accrued interest of the convertible promissory notes at US$0.25 per share.  On June 20, 2008 the convertible promissory notes matured and were converted into 7,412,559 common shares of the Company.

(8)	Other issuances of common shares subsequent to April 30 2008 include:

▪
On May 15, 2008, MegaWest closed a private placement financing whereby 26,750,000 common shares were issued for gross proceeds of $16,050,000.  Expenses paid in conjunction with this financing were $1,013,000; and

▪
Subsequent to April 30, 2008, the Company has issued 1,785,247 shares on the exercise of 1,900,000 warrants, 415,000 shares as compensation for consulting services, and 1,325,000 shares to employees for performance bonuses.

MegaWest Energy Corp.
Management Discussion and Analysis as of August 28, 2008
(in Canadian dollars unless otherwise indicated)

LIQUIDTY AND CAPITAL RESOURCES - continued

Contractual Obligations

The Company has the following contractual obligations outstanding as at April 30, 2008:

	Payments Due by Period
Contractual Obligations	Total	< 1 year	1-3 years	4-5 years
	(000’s of Canadian dollars)
Operating Leases	$1,689	$317	$876	$496
Work Commitments (1)	4,500	-	4,500	-
Employment Agreements(2)	-	-	-	-
Oil and Gas Equipment and Services(3)	-	-	-	-
	$6,189	$317	$5,376	$496

Notes:

(1)
As part of the acquisition of the Kentucky project, MegaWest is obligated to spend U.S. $15,000,000 on the project within 30 months from acquisition, or by October 2009.  In the event MegaWest does not complete this work program, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner.

(2)
Pursuant to employment agreements the Company has with our Chief Executive, Operating and Financial Officers, the Company is obligated to pay $688,000 under certain events around employment termination.

(3)
Subsequent to April 30, 2008, the Company entered into a contract with a natural gas supply company whereby MegaWest has paid a U.S.$600,000 deposit to bring natural gas infrastructure to its Missouri projects.  The deposit is refundable to the Company over ten years based on the amount of natural gas used each year.  In addition, subsequent to year end, the Company entered into a contract to purchase four used steam generators for $680,000.

(4)
MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after the Company recovers 100 percent of its capital and operating costs, and will be paid quarterly up to 25 percent of the projects revenues.

TRANSACTIONS WITH RELATED PARTIES

The Company incurred the following related party transactions in the year ended April 30, 2008.  These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

(1)
The Chief Financial Officer ("CFO") is affiliated with a company that assisted MegaWest in completing private placement financings in December 2006 through March 2007 and that provides the Company with ongoing administrative services. For the year ended April 30, 2008 the Company paid $211,474 (2007 - $75,000; 2006 - $nil) for these services.

(2)
During the year ended April 30, 2008, the Company paid $624,900 (2007 - $813,407; 2006 - $nil) in aggregate for salaries to the Chief Executive Officer, Chief Operating Officer and CFO for compensation in the form of salaries and bonuses.

(3)
During the year ended April 30, 2007, the Company completed three acquisitions that were considered related party transactions.  The acquisitions of the assets of Deerfield Energy Kansas Corp., Deerfield Missouri and Trinity were considered related party transactions, since at the respective acquisition dates the President and Chief Executive Officer of MegaWest, was also the Chief Executive Officer and a unitholder of Trinity (47.37% of issued and outstanding units) and Chief Operating Officer and unitholder of Deerfield Missouri (15.86% of the issued and outstanding units), which is also the parent company of Deerfield Kansas.

As a result, the Chief Executive Officer of the Company, or a private company controlled by him, received i) 39,650 of the common shares issued for the assets of Deerfield Kansas, ii) 753,350 common shares and $291,702 cash from Deerfield Missouri, including a change in control fee, and iii) 45,000 class B exchange shares of our subsidiary, MegaWest USA that were converted into 4,500,000 common shares and $107,763 cash of the consideration issued to Trinity.

MegaWest Energy Corp.
Management Discussion and Analysis as of August 28, 2008
(in Canadian dollars unless otherwise indicated)

TRANSACTIONS WITH RELATED PARTIES - continued

(4)
During the year ended April 30, 2007, the Company granted 10,000,000 incentive warrants (exercisable for shares of our common stock at US$0.10 per share) to Endurance Energy Consulting Ltd., a private company controlled by that R. William Thornton (a director and our President and Chief Operating Officer), and 9,000,000 incentive warrants (exercisable for shares of our common stock at US$0.10 per share) were granted to Gladrock Energy LLC, a private company that is controlled by Dr. Gail Bloomer (a former director).  The warrants were granted as consideration of the holder's efforts in identifying, evaluating and possibly delivering oil and gas exploration and development properties to our company.

(5)	During the year ended April 30, 2007, the Company incurred $87,608 (2006 - $26,797) in general and administrative costs to entities controlled by former directors.

(6)	During the year ended April 30, 2007, the Company incurred $5,463 (2006 - $nil) in consulting fees to a current director of the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our accounting principles are described in Note 1 to the annual consolidated financial statements for the year ended April 30, 2008 and 2007. We prepare our annual consolidated financial statements in conformity with Canadian GAAP.

The preparation of our financial statements requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis we evaluate our estimates, including those related to acquisitions, status of oil and gas projects (proved or unproved), asset impairment, tax valuation allowances, volatility and market value of our share price and contingencies. These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The critical accounting policies that affect the more significant judgments and estimates used in preparation of our consolidated financial statements are described in the following.

Oil and Gas Operations

MegaWest follows the full cost method to account for its oil and gas operations, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in country-by-country cost centres.  These capitalized costs will be depleted using the unit-of-production method based on estimates of proved reserves once the underlying property in considered proved.  The costs related to unproved properties are not subject to depletion.  At April 30, 2008, our properties were assessed to be unproven.  Factors used to make this assessment included commercial production levels on demonstration projects for an extended period of time and the existence of proved reserves.

The capitalized costs in each unproved project are assessed to determine whether it is likely such costs will be recovered in the future.  Costs which are not likely to be recovered in the future are written-off.  We assess the carrying amounts of our unproved oil and gas assets for impairment by assessing the likelihood of recovering our costs through cash flow projections of future net revenues.

Management prepared estimates of future net revenues using internal and independent estimates of resource potential.  The process of estimating quantities of resource potential is inherently uncertain and complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing exploration activities becomes available and as economic conditions impacting oil and gas prices and costs change. Our resource estimates are based on assumed exploration success, availability of future capital to finance development, future production forecasts, prices and economic conditions.  Additional assumptions and estimates used in the future net revenue calculations include:

MegaWest Energy Corp.
Management Discussion and Analysis as of August 28, 2008
(in Canadian dollars unless otherwise indicated)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES - continued

▪	estimates of production and recovery rates, which vary depending on the method of extraction used and the characteristics of the reservoir and resource estimates;

▪	estimates of operating costs, which vary with equipment and facility efficiency, inflation; and

▪	estimates of future capital costs, which vary with inflation, equipment and facility performance.

▪
Significant changes in these factors could reduce our estimates of future net revenues and accordingly could result in an impairment of our oil and gas assets.  Management will perform quarterly assessments of the carrying amounts of its oil and gas assets as additional data from ongoing exploration activities becomes available.

As a result of these procedures, the Company recorded and impairment charge on its Texas property of $5,891,223 during the year ended April 30, 2008.

Fair Value of the Company’s Common Shares, Options and Warrants

MegaWest completed a number of share based transactions during the year ended April 30, 2007 and 2008.  Under Canadian GAAP, share based transactions are recorded at their fair values.  Generally, the best indicator of fair value of a company’s shares is quoted market prices, unless the market is not active or liquid, in which case fair value is determined using valuation techniques including recent arm’s length market transactions between knowledgeable, willing parties.  In addition, the fair value of options and warrants granted and the incremental fair value of the extension of warrants, were based on the Black-Scholes option pricing model, which uses the common share fair value on the grant date as an input.  To January 2008, MegaWest used recent arm’s length transactions, specifically private placements, as indicators of fair value. Subsequently, the Company used the quoted market price of the Company’s shares.

Share based transactions impact a number of financial statement items including stock-based compensation expense, contributed surplus, share capital, warrants, convertible promissory notes, exchange shares and deficit on related party acquisitions.

The determination of whether the market for our shares is active and liquid is based on significant judgments including the volatility of the share price, volume of shares traded  in relation to total shares outstanding and value of shares traded in relation to total company market capital.

CHANGE IN ACCOUNTING POLICIES

On May 1, 2007, MegaWest adopted new Canadian accounting standards regarding other comprehensive income, financial instruments and hedge accounting as prescribed by the CICA Handbook.

(a)	Section 1530 Comprehensive Income ("S.1530") and Section 3251 Equity ("S.3251"):

S.1530 requires presentation of certain gains and losses outside of net income, such as unrealized gains or losses related to hedges or other derivative instruments. Other comprehensive income represents items such as the change in equity arising from unrealized gains and losses from financial instruments designated as available-for-sale and changes in fair market value of derivatives designated as hedges, and is presented as a separate component of shareholders’ equity on the balance sheet. S.3251 established standards for the presentation of equity and changes in equity during the period.

(b)	Section 3855 Financial Instruments – Recognition and Measurements ("S.3855") and Section 3861 Financial Instruments – Disclosure and Presentation ("S.3861"):

S.3855 establishes standards for recognizing and measuring financial assets and financial liabilities and non-financial derivatives as required to be disclosed under S.3861. Financial instruments are required to be classified in one of five ways: (i) held for trading, (ii) held to maturity, (iii) loans and receivables (iv) available-for-sale, or (v) other financial liabilities.

As at May 1, 2007, MegaWest’s financial instruments included cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities, convertible promissory notes, and exchange shares. Cash and cash equivalents and accounts receivable were classified as held to maturity and were recorded at amortized cost. Marketable securities were classified as available-for-sale and were recorded at fair value, with the changes in fair value recorded in comprehensive income. On adoption, a $242,040 adjustment was made to the marketable securities to mark them to fair value. Convertible promissory notes, accounts payable and accrued liabilities and the liability portion of exchange shares are classified as other financial liabilities and are recorded at amortized cost.

MegaWest Energy Corp.
Management Discussion and Analysis as of August 28, 2008
(in Canadian dollars unless otherwise indicated)

CHANGE IN ACCOUNTING POLICIES - continued

(c)	Section 3865 Hedges ("S.3865"):

S.3865 establishes standards for how and when hedge accounting may be applied. MegaWest does not currently participate in any hedging activities.

MegaWest also adopted Section 1506 Accounting Changes, the only impact of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the items noted above in contractual obligations.

FINANCIAL INSTRUMENTS

The Company is exposed to exchange rate fluctuations between the U.S. and Canadian dollars and interest rate exposures related to its convertible promissory notes.  The Company does not engage in the use of derivative financial instruments.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of the design and the operation of the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109.  Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures are not effective as of April 30, 2008, due to the material weaknesses identified in the Company’s internal controls over financial reporting. Because of its inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent all errors or fraud. A system of internal controls can provide only reasonable, not absolute, assurance that the objectives of the control system are met, no matter how well conceived or operated.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company maintains a set of internal controls over financial reporting which have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian and US GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  A system of internal controls can provide only reasonable, not absolute, assurance that the objectives of the control system are met, no matter how well conceived or operated.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2008.  In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated

MegaWest Energy Corp.
Management Discussion and Analysis as of August 28, 2008
(in Canadian dollars unless otherwise indicated)

INTERNAL CONTROLS OVER FINANCIAL REPORTING - continued

Framework.  Based on the evaluation under this framework, management has concluded that, as of April 30, 2008, the Company’s internal control over financial reporting was not effective as a result of two material weaknesses described below.

The Company did not have the appropriate level of US GAAP expertise involved in the preparation of the Company’s reconciliation to US GAAP.  This control deficiency did not result in adjustments to the current year financial statements.  This control deficiency results in a reasonable possibility that a material misstatement of the reconciliation to US GAAP will not be prevented or detected on a timely basis.

The Company’s control environment did not sufficiently promote effective internal control over financial reporting throughout the organization. Specifically, the Company did not effectively educate or communicate to all employees about the Code of Conduct or the Whistle Blowing procedures. This control deficiency, which could affect all financial statement balances and disclosures, did not result in adjustments to the financial statements, however, there is a reasonable possibility that this deficiency could contribute to a material misstatement of the financial statements not being prevented or detected on a timely basis.

Management has reviewed the results of its assessment with the audit committee of the board of directors.  KPMG LLP, the registered public accounting firm that audited the consolidated financial statements has issued an auditors’ report dated August 28, 2008 on the effectiveness of Company’s internal controls over financial reporting as at April 30, 2008.  Their report is included in Item 15 to the Annual Report on Form 20-F for the fiscal year ended April 30, 2008 filed on EDGAR’s website at www.sec.gov.

CHANGES TO INTERNAL CONTROLS AND PROCEDURES FOR FINANCIAL REPORTING

We are taking steps to remediate the material weaknesses, but will not be able to assert that we have remediated the material weaknesses until the controls have occurred and management has tested the remediated controls.  Management’s remediation plan includes having the appropriate personnel complete US GAAP education and training and will consider the need to engage third party advisors in its US GAAP reconciliation process. In addition, management is the process of obtaining board approval of updates to the Code of Conduct and Whistle Blowing policies, and once obtained, will communicate the policies to its employees.

Subsequent to the fiscal year ended April 30, 2008, the Company implemented a new accounting system. As a result of this changeover, the potential for control weaknesses was heightened. Senior management will continue to monitor the effectiveness of the controls during the implementation.

RISKS AND UNCERTAINTIES

We have yet to attain profitable operations and because we will need additional financing to fund our exploration activities, there is substantial doubt about our ability to continue as a going concern.

To date, we have acquired interests in five oil and gas properties, however we have not established a proved commercial project on any of our properties that generates commercial revenues.  Our short and long-term prospects depend upon the success of our exploration, appraisal and development drilling programs and the production response to our Marmaton River and Grassy Creek projects in Missouri. As at April 30, 2008 all of our projects are unproved. We also had an accumulated deficit of $42,316,952 and cash balances of $5,617,892. For the fiscal year ended April 30, 2008, we incurred a net loss of $17,903,023.  Accordingly, we have not generated significant revenues nor have we realized a profit from our operations to date.  Any profitability in the future from our business will be dependent upon locating and developing economic reserves of oil and gas, which itself is subject to numerous risk factors as set out herein.  Since we have not generated significant revenues, we may have to raise additional monies through the sale of our equity securities, debt and/or joint venture farmouts in order to continue our business operations and develop our projects, if determined to be commercial.

MegaWest Energy Corp.
Management Discussion and Analysis as of August 28, 2008
(in Canadian dollars unless otherwise indicated)

RISKS AND UNCERTAINTIES - continued

We will require additional financing to continue as a going concern.

We expect to require further funds to finance the development of our company.  If additional funds are raised by issuing equity securities, further dilution to existing or future shareholders is likely to result.  Obtaining additional financing is subject to a number of factors, including investor acceptance of any business we may acquire or combine with in the future and general investor sentiment.  Such financing, if required, may not be available upon terms and conditions acceptable to us, if at all. Our inability to obtain additional financing in a sufficient amount when needed and upon terms and conditions acceptable to us could have a materially adverse effect upon our company.  If adequate funds are not available on acceptable terms when needed, we may be required to delay projects, scale back or suspend the development of our properties, which could impair our ability to compete in the marketplace, and may result in the dissolution of our company.

The oil and gas industry is highly competitive and we may be unsuccessful in acquiring further leases.

The oil and gas industry is intensely competitive.  We compete with numerous individuals and companies, including many major oil and gas companies, which have substantially greater technical, financial and operational resources and staff for suitable business opportunities, desirable oil and gas properties for drilling operations, drilling equipment and funds.  We may be unable to raise the necessary funds or complete any projected work.

As our Missouri, Kansas, Kentucky, Montana and Texas properties are in the exploration stage or early stages of development, we may not be able to establish commercial reserves on these projects.

Exploration for commercial reserves of oil and gas is subject to a number of risk factors.  Few of the prospects that are explored are ultimately developed into producing oil and/or gas wells.  As at April 30, 2008 all of our projects are considered unproved and are without proved reserves of oil and gas, with the exception of a limited amount of proved  reserves assigned to our Chetopa Kansas project.  We may not be able to establish commercial reserves on any of our projects.

The potential profitability of oil and gas ventures depends upon factors beyond the control of our company, any of which may have a material adverse effect on our company.

The potential profitability of oil and gas projects is dependent upon many factors beyond our control, including:  world prices and markets for oil and gas which are unpredictable, highly volatile, potentially subject to governmental fixing, pegging or controls; adverse weather conditions can hinder drilling and production operations; production from any well may be unmarketable if it is impregnated with water or other deleterious substances; and the marketability of oil and gas which may be acquired or discovered will be affected by proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection.  The extent of these factors cannot be accurately predicted but the combination of these factors may result in our company not receiving an adequate return on invested capital.

Oil and gas operations are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on our company.  Further, exploration and production activities are subject to certain environmental regulations which may prevent or delay the commencement or continuance of our operations.

Oil and gas operations in United States are also subject to federal and state laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment.  Various permits from government bodies are required for drilling and production operations to be conducted; we may not receive such permits.  Furthermore oil and gas operations in the United States are also subject to federal and state laws and regulations including, but not limited to:  the construction and operation of facilities; the use of water in industrial processes; the removal of natural resources from the ground; and the discharge/release of materials into the environment.

MegaWest Energy Corp.
Management Discussion and Analysis as of August 28, 2008
(in Canadian dollars unless otherwise indicated)

RISKS AND UNCERTAINTIES - continued

Environmental standards imposed by federal and state authorities may be changed and such changes may have material adverse effects on our activities.  Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us.  Additionally, we may be subject to liability for pollution or other environmental damages which we may elect not to insure against due to prohibitive premium costs and other reasons.  Our current and anticipated exploration and drilling activities are subject to the aforementioned environment regulations. When and if we establish reserves or enter into production, we will become subject to additional regulations which do not currently pertain to us or affect our current operations.

Exploratory drilling involves many risks and we may become liable for pollution or other liabilities which may have an adverse effect on our financial position.

Drilling operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labour, and other risks are involved. We may become subject to liability for pollution or hazards against which we cannot adequately insure or which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

We have oil and gas leases in respect of the real property associated with our projects, but the real property may be subject to prior unregistered agreements, or transfers which have not been recorded or detected through title searches.

We have oil and gas leases with respect to the real property associated with our projects and we believe our interests are valid.  These leases do not guarantee title against all possible claims.  The real property may be subject to prior unregistered agreements, or transfers which have not been recorded or detected through title research.  If the oil and gas leases to the real property associated with our projects are challenged, we may have to expend funds defending any such claims and may ultimately lose some or all of any revenues generated from the projects if we lose our interest in such leases.

Shareholders' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value.  In the event that we are required to issue additional shares, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests in the future from the issuance of shares of our common stock to acquire such interests, the interests of existing shareholders in our company will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold.  If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders.

Principal shareholders, senior management and directors have significant influence regarding share ownership.  This concentration could lead to conflicts of interest and difficulties for non-insider investors effecting corporate changes, and could adversely affect our company's share price.

As of August 20, 2008, our senior management, directors and greater than five percent shareholders (and their affiliates), acting together, held approximately 23 percent of the issued and outstanding shares of our company, on a diluted basis, and have the ability to influence all matters submitted to our company's shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our company's assets) and to control our company's management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company, impeding a merger, consolidation, takeover or other business combination involving our company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which in turn could have a material adverse effect on the market price of our shares.

MegaWest Energy Corp.
Management Discussion and Analysis as of August 28, 2008
(in Canadian dollars unless otherwise indicated)

RISKS AND UNCERTAINTIES - continued

Employee, director and consultant stock options and warrants could lead to greater concentration of share ownership among insiders and could lead to dilution of share ownership which could lead to depressed share prices.

Because the success of our company is highly dependent upon our respective employees, our company has granted to certain employees, directors and consultants stock options to purchase shares of our common stock as non-cash incentives.  To the extent that significant numbers of such stock options may be granted and exercised, the interests of the other shareholders of our company may be diluted causing possible loss of investment value.

We have never declared or paid cash dividends on our common shares and do not anticipate doing so in the foreseeable future.

Our board of directors may never declare cash dividends, which action is exclusively within our discretion. Shareholders cannot expect to receive a dividend on our common stock in the foreseeable future, if at all.

Trading of our common stock may be restricted by the Securities and Exchange Commission (SEC)'s "Penny Stock" rules which may limit a shareholder's ability to buy and sell our shares.

The SEC has adopted rules which generally define "penny stock" to be any equity security that has a market price (as defined) less than US$5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors".  The term "accredited investor" refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the share that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.  We believe that the penny stock rules discourage investor interest in and limit the marketability of our common shares.

The National Association of Securities Dealer (NASD) has adopted sales practice requirements which may limit a shareholder's ability to buy and sell our shares.

In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information.  Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

MegaWest Energy Corp.
Management Discussion and Analysis as of August 28, 2008
(in Canadian dollars unless otherwise indicated)

RISKS AND UNCERTAINTIES - continued

Our articles contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our articles contain provisions that state, subject to applicable law, we must indemnify every director or officer of our company, subject to the limitations of the Business Corporations Act (Alberta), against all losses or liabilities that our company's directors or officers may sustain or incur in the execution of their duties.  Our company's articles further state that no director or officer will be liable for any loss, damage or misfortune that may happen to, or be incurred by our company in the execution of his duties if he acted honestly and in good faith with a view to the best interests of our company.  Such limitations on liability may reduce the likelihood of litigation against our company's officers and directors and may discourage or deter our shareholders from suing our company's officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Key management employees may fail to properly carry out their duties or may leave, which could negatively impact our corporate operations and/or our share price.

Our company's financial condition and the success of our oil and gas operations is dependent on our ability to hire and retain highly skilled and qualified personnel, including George T. Stapleton, II, R. William Thornton and George Orr.  We face competition for qualified personnel from numerous industry sources, and we may not be able to attract and retain qualified personnel on acceptable terms.  The loss of service of any of our key personnel could have a material adverse effect on our operations and/or financial condition, which may negatively impact our share price.  We do not have key-man insurance on any of our employees and with the exception of three senior officers, R. William Thornton, George T. Stapleton, II and George Orr, we do not have written employment agreements with any of our key personnel.

Because we have not adopted a formal conflicts of interest policy, the occurrence of one or more conflicts could have a negative impact on our ability to raise capital and/or our share price.

Some of our directors and officers serve or may serve as directors or officers of other oil and gas or mineral exploration companies or have interests in other oil and gas or mineral exploration companies or ventures.  To the extent that our company has dealings with such companies or ventures, certain of our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such dealings.  Pursuant to the provisions of the Business Corporations Act (Alberta), our directors and senior officers must disclose material interests in any contract or transaction (or proposed contract or transaction) material to our company.  However, our lack of a formal conflicts of interest policy may make it difficult for our company to raise additional capital because institutional investors may be unable to invest in our company.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This document contains statements about expected or anticipated future events and financial results that are forward-looking in nature and as a result, are subject to certain risks and uncertainties, such as general economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the actual presence or recoverability of estimated oil and gas resources, the occurrence of unexpected events, and the Company's capability to execute and implement its future plans. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

COMPANY INFORMATION

Additional information related to MegaWest is available on the Company’s website at www.megawestenergy.com , SEDAR’s website at www.sedar.com and the EDGAR’s website at www.sec.gov.